Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

September 16, 2011

Ms. Alison White
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       Lincoln New York Account N for Variable Annuities
Lincoln Life & Annuity Company of New York
Initial Registration Statement on Form N-4
File No. 333-176213

Dear Ms. White:

This letter and the attached page are in response to our telephone conversation of September 12, 2011, and were filed as Correspondence on EDGAR today. The blacklining reflects the most recent changes.

In further response to your comments dated August 22, 2011:

1.	Regarding your response to Comment 2(a), please add a sentence that states that the contractowner is not required to make any additional purchase payments after the initial purchase payment.

Response: The sentence has been added under the heading “Purchase Payments” on page 31.

2.
Regarding your response to Comment 2(b)(i), please format the sentence that states that states that Lincoln may surrender the contract if the contract value drops below $2,000 so it appears in bold type.

Response: The sentence has been reformatted into bold type on page 31.

3.
Regarding your response to Comment 3, please delete the paragraph above the language previously deleted on page 32 regarding restrictions on transfers to the fixed account if it does not apply to this contract.

Response: The paragraph referenced applies to any of the fixed account options that may be offered under the contract, including the DCA fixed account currently offered. Accordingly, we do not feel the sentence should be removed.

Please call me at 860-466-1222 with further comments and questions.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Counsel


In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

Since you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.

Purchase Payments

You may make purchase payments to the contract at any time, subject to certain conditions. You are not required to make any additional purchase payments after the initial purchase payment. There may be some restrictions on making additional purchase payments if you purchased a Living Benefit rider. See the
Living Benefit Riders section of this prospectus for additional information.
The minimum initial purchase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a purchase payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the purchase payment to you. Purchase payments totaling $2 million or more are subject to Home Office approval. We may surrender your contract in accordance with New York law, if your contract value drops below $2,000 for any reason, including if your contract value drops due to the performance of the subaccounts you selected. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit riders.
Purchase payments may be made or, if stopped, resumed at any time until the
Annuity Commencement Date, the surrender of the contract, or the death of the contractowner, whichever comes first. Upon advance written notice, we reserve the right to limit purchase payments made to the contract.

Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock
Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, according to your instructions. You may also allocate purchase payments in the fixed account, if available.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any purchase payment which can be put into a fixed account is $2,000, subject to state approval.

If we receive your purchase payment from you or your broker-dealer in good order at our Servicing Office prior to 4:00 p.m., New York time, we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If we receive your purchase payment in good order at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your representative, we will generally not begin processing the purchase payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your purchase payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your purchase payment to us, and your purchase payment was placed with your broker-dealer prior to 4:00 p.m.,
New York time, then we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If your purchase payment was placed with your broker-dealer at or after 4:00 p.m. New York time, then we will use the accumulation unit value computed on the next valuation date.

The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

                                                                              31